SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                                                 Commission File Number: 1-988

                        NOTIFICATION OF LATE FILING

   |X| Form 10-K  |_| Form 11-K  |_| Form 20-F  |_| Form 10-Q  |_| Form N-SAR

        For Period Ended: December 31, 1998

|_| Transition Report on Form 10-K         |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F         |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

        For Transition Period Ended: Not applicable.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.


                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant: The Coleman Company, Inc.

Former name, if applicable: Not Applicable

Address of principal executive office: 2111 E. 37th Street North

City, state and zip code: Wichita, Kansas  67219


                                  PART II
                          RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th day following
|X| the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached, if applicable.


                                  PART III
                                 NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

        As previously detailed in the filings with the Commission of Sunbeam Corporation ("Sunbeam"), the indirect parent corporation of The Coleman Company, Inc. (the "Company"), Sunbeam experienced substantial changes in its management and changed its outside auditors during the 1998 fiscal year. In addition, during the 1998 fiscal year, Sunbeam restated its financial statements for the 1997 fiscal year and for the fourth quarter of 1996 and the first quarter of 1998. Both Sunbeam's management and its auditors allocated substantial resources to these efforts. The Company, as a subsidiary of Sunbeam, has also been impacted by the foregoing circumstances.

        As a result of the significant time and effort expended by Sunbeam's management and its outside auditors in connection with the preparation of the filings referred to above and because the Company is still in the process of completing the analysis of its results of operations for fiscal year 1998, the Company will not be in a position to file timely its 1998 Form 10-K. Nevertheless, the Company does intend to file its 1998 Form 10-K no later than the fifteenth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.


                                  PART IV
                             OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification:

Janet G. Kelley                      (561)              912-4438
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     (Name)                       (Area Code)       (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                         |X|  Yes   |_|  No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         |X|  Yes   |_|  No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company is still in the process of completing the analysis of its results of operations for fiscal year 1998. The Company is working with Ernst & Young LLP to review the Company's financial records and quantify the amount of any change from the prior fiscal year. Until this review is completed, however, no estimate can be made of the extent to which the Company's results of operations will deviate from those reported during the corresponding period in the prior fiscal year.


                         The Coleman Company, Inc.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1999               By: /s/ Gwen Wisler
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                                            Gwen Wisler
                                            Chief Financial Officer